Exhibit 99.1

November 17, 2017

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

We have read the statement as it related to our firm being made by Lianluo Smart Limited in its Form 6-K dated November 17, 2017. We have no basis to agree or disagree with the other statements contained therein.

/s/HHC

Forest Hills, New York